December 20, 2024

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

       Re: 5E Advanced Materials, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 1, 2024
           File No. 001-41279
Dear Paul Weibel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Drew Capurro